LIMITED LIABILITY COMPANY OPERATING AGREEMENT

Of

NJ DEVELOPMENT COALITION LIMITED LIABILITY COMPANY

LIMITED LIABILITY COMPANY OPERATING AGREEMENT made this ___18th_____day of _January_,_2013_, by and between the Initial Members and all others admitted as Members pursuant to the terms hereof.

1. FORMATION
    1.1 Formation. In accordance with the Act, the Members hereby organize a limited liability company for the purposes hereinafter expressed.

2. MANAGEMENT & MEETINGS
    2.1 Management. (a) Except to the extent provided in Subsection (b) or elsewhere in this Agreement, the management of the business and affairs of the Company shall be vested in the Members.

        (b) The authority of any Member to act in any matter may be overridden by a Majority of the Members. Furthermore, no Member shall take any action with regard to any matter specified on Schedule "2.1" without first obtaining the consent of a Majority of the Members (or such greater percentage, if one is specified on Schedule "2.1").

    2.2 Meetings. No meetings of the Members need be held. However, meetings of the Members may be called by any Member, or combination of Members, owning no less than that Interest in the Company specified on Schedule "2.2"/

3. CAPITAL CONTRIBUTIONS
    3.1 Required Contributions. Each Initial Member shall be required to contribute to the Capital of the Company the amount specified on Schedule "3.1/4.1".

4. LIMITED LIABILITY COMPANY INTEREST
    4.1 Limited Liability Company Interest. The Limited Liability Company Interest of each Initial Member shall be set forth on Schedule "3.1/4.1"

5. GENERAL PROVISIONS
    5.1 Adoption. The General Provisions set forth on Exhibit "5.1" are incorporated herein and made a part hereof as if set forth in their entirety.

6. SEAL & CERTIFICATES
    6.1 Seal. The seal of the Company shall be in the form of the impression affixed hereon.

    6.2 Certificates. The certificates evidencing the ownership of Limited Liability Company Interests shall be in the form of the certificate attached hereto.

IN WITNESS WHEREOF, the parties hereto, with the intention of being legally bound hereby, have caused this Agreement to be signed and sealed the day and year first above written.

_____   _____
Member Signature   Member Signature

Jacquetta Thomas_____   Nisaa Smith_____
Printed Name   Printed Name

_____   _____
Member Signature   Member Signature

_____   _____
Printed Name   Printed Name

                                                Affixed Company
                                                Seal Here

Schedule 2.1

Decisions Requiring the Consent of Members

The following decisions shall require the consent of a Majority (or such greater percentage specified) of the Members (if none, so indicate):

Decision

Percentage
Interest Required

_Any and All_____

__100%_____

_____

_____

_____

_____

_____

_____

_____

Schedule 2.2
Percentage to Call Meeting

The Limited Liability Company Interest necessary to call a meeting of Members shall be:

_____100_____percent.

Schedule 3.1/4.1
Initial Member Information

(Complete Separate Page for Each Member)

_Jacquetta Thomas_____   ___50%_____
Name of Member   Limited Liability Company
                                                Interest (%)

_702 Coventry Lane_____   _Somerset, NJ 08873_
Street Address   City, State & Zip Code

_____
If Entity: Contact Name

__None_____
Required Capital Contribution

Schedule 3.1/4.1
Initial Member Information

(Complete Separate Page for Each Member)

_ Nisaa Smith_____   ___50%_____
Name of Member   Limited Liability Company
                                         Interest (%)

_ 25 Elmwood Avenue, Apt 1L   _ Montclair, New Jersey 07042
Street Address   City, State & Zip Code

_____
If Entity: Contact Name

__None_____
Required Capital Contribution

GENERAL PROVISIONS

GP1. INTENTION & DEFINITIONS

GP1.1 <u>Intention.</u> It is express intention of the Members that the Company be taxed as a partnership or as a sole proprietorship (in the case of a single member Company) for purposed of Federal and state taxation and not as an association taxable as a corporation. It is further intention of the Members that this Agreement be interpreted and applied accordingly. If requested by any Member, all the Members agree to jointly execute and file a Form 8832 or such other form as may be appropriate with the Internal Revenue Service and/or any state taxing authority which shall confirm partnership taxation.

GP1.2 <u>Definitions.</u> Except to the extent expressly set forth to the contrary elsewhere in this Agreement, the following terms shall be defined as follows:

Act. The New Jersey Limited Liability Company Act.

Agreement. This limited liability company operating agreement, as amended.

Capital. The sum of all of the money and other property contributed to the Company by its Members as reflected on the balance sheet of the Company.

Capital Accounts. A separate book account established and maintained for each Member.

Capital Contribution. Each initial and subsequent contribution to the Capital of the Company.

Cash Flow. The excess of cash receipts from operations over cash disbursements for expenses including, but not limited to, debt service, fees, allowance for reserves and working capital.

Certificate. The certificate of formation filed with the Department of the Treasury, as amended.

Code. The Internal Revenue Code of 1986 as amended or any successor thereto.

Company. The limited liability company the management of which is governed by this Agreement.

Department of the Treasury. Department of the Treasury, Division of Revenue, State of New Jersey.

General Provisions. The terms and conditions as set forth in this Exhibit "5.1", as amended.

Initial Members. The initial signatories of this Agreement.

Interest in the Company. Ownership interest in the Company determined in a manner consistent with Section GP4.6 and Treasury Regulation §1.704-1 (b) (3), as amended or any successor thereto.

Limited Liability Company Interest. A Member's share of the profits and losses of the Company and Member's right to receive distributions from the Company.

Liquidating Distributions. Those distributions made as part of the winding-up of the Company subsequent to an event of dissolution.

Majority of the Members. Those Members collectively owning a majority Interest in the Company.

Members. The Initial Member(s) and all others admitted as members in accordance with terms of this Agreement.

Net Capital Contribution. For each Member, the total of the Member's initial Capital Contribution and all subsequent Capital Contributions less any previous Special or Liquidating Distributions to said Member.

Special Distributions. Distributions of cash and/or property resulting from the sale, condemnation, involuntary conversion, or other disposition of any Company property (other than sales in the ordinary course of Company's business or sales incident to the dissolution of the Company) as well as the proceeds of loans.

Transfer. With the exception of transfer by bequest or intestacy to a Member's spouse and/or issue (or a trust established for any or all of their benefits), any and all types of transfers including, but not limited to, any sale, conveyance, assignment, bequest, disposition, distribution, encumbrance, pledge, mortgage, hypothecation, or gift.

GP2.   CERTIFICATE, TERM & OFFICES

GP2.1 <u>Certificate.</u> The Members have caused the Certificate to be filed with the Department of the Treasury with the intention of forming a limited liability company in accordance with the Act.

GP2.2 <u>Term.</u> The term of the company shall be as set forth in the Certificate of Formation as amended with the Department of the Treasury, unless the Company is dissolved or terminated prior to such date pursuant to this Agreement and/or the Act.

GP2.3 <u>Business Offices.</u> The Company shall maintain such business offices as a Majority of the Members shall, from time to time, determine.

GP2.4 <u>Registered Offices and Agents.</u> The registered office and agent of the Company in New Jersey shall be as set forth on the Certificate. The company shall maintain such registered offices and agents in other jurisdictions as may be designated by a Majority of the Members, from time to time, in accordance with the laws of such jurisdictions.

GP3. PURPOSE & AUTHORITY & MANAGEMENT

GP3.1 <u>Purpose.</u> The purpose of the Company shall be to conduct any lawful business and make any investments as may be determined, from time to time, by a Majority of the Members.

GP3.2 <u>Authority.</u> The Company shall possess and may exercise all powers, privileges and authority authorized by the Act.

GP3.3 <u>Management by the Members.</u> (a) The management of the business and affairs of the Company shall be vested in the Members. Except to the extent expressly provided for to the contrary in this Agreement, the decision of a Majority of the Members shall be controlling.

(b) Delegation. The Members may delegate the right, power and authority to manage the day-to-day business, affairs, operations and activities of the Company to any Member, officer, employee or agent of the Company, subject to the ultimate direction, control and supervision of the Members.

GP3.4 <u>Certificates of the Members.</u> Any person dealing with the Company may rely upon a certificate signed by the Majority of the Members as to:

(a) the identity of any Member;

(b) the existence or non-existence of any fact or facts which constitute a condition precedent to any acts of the Company or are otherwise germane to the affairs of the Company;

(c) the persons who are authorized to execute and deliver any instrument or document of the Company; or

(d) any act or failure to act by the Company or any other matter whatsoever involving the Company or any Member.

GP3.5 <u>Fiduciary Duty.</u> (a) Except as provided in Subsection (b), the Members shall conduct the business of Company in a prudent and businesslike manner consistent with all fiduciary obligations imposed by applicable law.

Nothing herein contained, however, shall preclude the Members (or any stockholder, officer, director, employee or other person holding a legal or beneficial interest in or otherwise related to

or affiliated with a Member) from engaging in or possessing an interest in other business ventures of every nature and description independently, or with others, including, but not limited to, the ownership, financing, leading, operation, management, syndication, brokerage and development of ventures in the same or a related business to that of the Company nor shall the Members shall have any right by virtue of this Agreement in and to such independent ventures or to the income or profit derived therefrom.

(b)   Exception for Related Entity Transactions. The Member acknowledge and agree that one or more of the investments of the Company may involve the extension of credit to (or receipt of credit from), the leasing of assets to (or the lease of assets from), the sale of assets to (or the purchase of assets from) and/or other commercial transactions with one or more entities controlled by or in which a Member has a financial interest and that such extension, lease, sale or other commercial transactions shall not be deemed to be in breach of a Member's fiduciary obligation if the terms of such extension, lease, sale or transaction are (as to the Company) deemed by a Majority of the Members, in a <Majority of the Members' reasonable discretion, to be either commercially reasonable or in the best interest of the Company or a Majority of the Members.

GP4. MEMBERS

GP4.1 <u>Members.</u> The Members shall be the initial signatories of this Agreement and all others admitted as Members in accordance with the terms of this Agreement.

GP4.2 <u>Admission of New Members.</u> (a) Consent Required. The Company may admit additional Members to the Company under such terms and conditions as may be determined by a Majority of the Members. No prospective Member shall become a Member until such prospective Member shall execute such joinder and/or other agreements (in form and substance satisfactory to a Majority of the Members) indicating the prospective Member's acceptance of this Agreement.

(b)   Capital Contribution. In the event any additional Members are admitted to the Company, the required contribution to the Capital of the Company or each such additional Member shall be as specified at the time such new Member(s) shall be admitted. The foregoing shall not apply to any substituted Member who is the transferee of a Limited Liability Company Interest.

(c)   Admission of Members. In the event any additional Members are admitted to the Company, the Limited Liability Company Interest of the most recently admitted Member shall be as specified at the time such new Member(s) shall be admitted and the Limited Liability Company Interest of all other Members of Company shall be proportionately reduced. The foregoing shall not apply to any substituted Member who is the transferee of a Limited Liability Company Interest.

(d) Preemptive Rights. If it shall be determined to admit additional Members in order to raise additional Capital and a Majority of the Members shall determine that any or all Members should be granted the right to acquire additional Limited Liability Company Interests

so as to maintain their relative percentage ownership in the Company, then those Members so designated by a Majority of the Members shall be accorded the rights to acquire such additional Limited Liability Company Interest under such terms and conditions as a Majority of the Members shall designate. No Member shall have any preemptive or similar rights except as may be determined by a Majority of the Members as set forth is this Subsection.

GP4.3 <u>Liability of the Members.</u> (a) Third Parties. Except to the extent the Act mandates liability despite provisions to the contrary in the limited liability company operating agreement, the Members shall not be personally liable to any third party for any debt, obligation or liability of the Company.

(b) To the Company & Other Members. (i) Nothing contained herein shall limit any obligation of any Member to contribute cash and/or property to the Company and/or to perform services for the Company. Notwithstanding the foregoing and except as limited by the Act, any such obligations may be compromised and/or waived with the consent of a Majority of the Members.

(ii) Every Member must account to the Company for any benefit and hold as trustee for the Company any profits derived by such Member without the consent of a Majority of the other Members from any transaction connected with the organization, conduct and/or winding-up of the Company or any use by such Member of the property of the Company. This provision shall not extend to any benefit or profit resulting from any Interest such Member may have in the Company nor as provided in GP3.5(b) or GP4.5.

(c) Capital Account Debit Balance. If a Member has a debit balance in the Member's Capital Account it shall be deemed a debt due the Company payable upon the earlier of the liquidation of the Member's interest in the Company or the liquidation of the Company (including a liquidation occurring as a result of a termination pursuant to §708 of the code). Such debt shall not be recourse as to the Member and shall be limited to any amounts due said Member form the Company upon said liquidation.

GP4.4 <u>Time Commitment & Fee.</u> (a) Except as provided to the contrary in this or some other agreement, no Member need devote services to the Company on a substantially full time basis. All Members need only devote so much time to the Company's activities as each such Member determines to be necessary for the efficient conduct of the business and operations of the company.

(b) Except as provided to the contrary in this or some other agreement, no Member shall receive any fee or payment, other than that which such Member may be entitled to as a Member.

GP4.5 <u>Dealings with Member as Nonmember.</u> The Company may employ, appoint, contract or otherwise deal with any Member or any person or entity related to any Member or in which any Member is interested in or connected with, without any affect on the validity of such dealings (such Member or related entity to be treated as a nonmember for purposes of such dealings). To the extent permitted by law, the Company and the Members shall have no interest

in the profits derived therefrom by the Member if: the fees or other compensation paid to such Member or entity related to the Member shall be competitive with the fees and rates prevailing in the area concerned for the services rendered; and or/reasonable business judgment must support the determination that such employment, appointment, sale, purchase or contract is beneficial to the Company.

GP4.6 <u>Company Interest.</u> (b) The interest in the Company of each Member shall be determined as provided in this Section and Treasury Regulation §1.704(b)(3), as amended or any successor thereto.

(b)   Additional contributions. In the event the Company shall permit any existing Member to make an additional contribution to the Company, then the Interests in the Company of the Members shall be adjusted as follows:

(i) The Interests in the Company of all Members shall be determined by the ratio of the fair market value of their Interests in the Company to the total fair market value of the Company before and after the contributions with no adjustment to such value being made for any Member who did not make a contribution and with an increase in such value for any Member making a contribution equal to the fair market value of the contribution.

(ii) If more than one Member shall make contributions contemporaneously (which, within the sole discretion of the Company, may include any contributions made within a thirty (30) day period), then for purposes of the adjustment to be made in subsection (i), all such contributions shall be deemed to be made simultaneously (on the day the last of such contemporaneous contributions are made).

(c)   Permitted Withdrawals. In the event the Company shall permit any existing Member to make a withdrawal of capital then the Interests in the Company of the Members shall be adjusted as follows:

(i) The Interests in the Company of all Members shall be determined by the ratio of the fair Market value of their Interests in the Company to the total fair market value of the Company before and after the withdrawals with no adjustment to such value being made for any Member who did not make a withdrawal and with an decrease in such value for any Member making a withdrawal equal to the fair market value of the withdrawal.

(ii) If more than one Member shall make withdrawals contemporaneously (which, within the sole discretion of the Company, may include an withdrawals made within a thirty (30) day period), then for purposes of the adjustment to be made in subsection (i), all such withdrawals shall be deemed to be made simultaneously (on the day the first of such contemporaneous withdrawals are made).

GP5. MEETINGS OF THE MEMEBERS

GP5.1 <u>Meetings & Voting.</u> No meetings of the Members need be held. Meetings however, if held, shall be governed by this Article GP5.

(a)   Quorum. A meeting of Members duly called shall not be organized for the transaction of business unless a quorum is present. The presence of a Majority of the Members shall constitute a quorum.

(b)   Voting by Member. (i) Member. Only the Member or the person designated pursuant to subsection (ii) shall have the right to vote.

(ii) Proxy (A) Every Member may authorize another person to act for the Member by proxy.

(B)   The presence of, or vote or other action at a meeting of Members, or the expression of consent or dissent to Company action in writing, by a proxy of a Member shall constitute the presence of, or vote or action by, or written consent or dissent of the Member.

(C)   Where two or more proxies of a Member are present, the Company shall, unless otherwise expressly provided in the proxy, accept as the vote of all Limited Liability Company Interest(s) represented thereby the vote cast by a majority of them and, if a majority of the proxies cannot agree whether the Limited Liability Company Interest(s) represented shall be voted or upon the manner of voting, the voting of the Limited Liability Company Interest(s) shall be divided equally among those persons.

(D)   Every proxy shall be executed in writing by the Member or by the duly authorized attorney-in-fact of the Member and filed with the Company.

(E)   A proxy, unless coupled with an interest, shall be revocable at will, notwithstanding any other agreement or any provision in the proxy to the contrary, but the revocation of a proxy shall not be effective until written notice thereof has been given to the Company. A proxy shall not be revoked by the death or incapacity of the marker unless, before the vote is counted or the authority is exercised, written notice of the death or incapacity is given to the Company.

(F)   An unrevoked proxy shall not be valid after three years from the date of its execution unless a longer time is expressly provided therein.

(c)   Voting by Entities. Any entity that is a Member may vote by any of its officers or agents, or by proxy appointed by any officer or agent, unless some other person, by resolution of the board of directors, partners, members, trustees, etc. (as the case may be) of the entity or a provision of its governing documents, a copy of which resolution or provision certified to be correct by one of its officers or agents has been filed with the Company, is appointed its general or special proxy in which case that person shall be entitled to vote the Limited Liability Company Interest(s).

(d)   Use of conference telephone and similar equipment. One or more Members or representatives may participate in a meeting of the Members by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting

can hear each other. Participation in a meeting pursuant to this section shall constitute presence in person at the meeting.

GP5.3 <u>Notice.</u> (a) All Members. Except as provided below, notice of every meeting of the Members shall be sent (in a manner consistent with Section GP13.1) by the Company to each Member no later than the tenth (10th) business day prior to the day specified for such meeting, unless an earlier time for notice is mandated by the Act, in which case such notice shall be given no later than the latest time specified in the Act.

If the Company neglects or refuses to give notice of a meeting, the Member(s) calling the meeting may do so. Every such notice shall state the time and place of the meeting as well as a general statement of the business to be transacted at such meeting.

Notwithstanding the foregoing, when a meeting of Members is adjourned it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken.

Notwithstanding the foregoing, in the event any new or substituted Member is admitted to the Company between the date notice of the meeting is given to Members and the date of the meeting, such Member may, but need not be provided with notice.

(b)   Waiver of notice. Whenever any written notice is required to be given, a waiver thereof in writing, signed by the Member(s) entitled to the notice, whether before or after the meeting, shall be deemed equivalent to the giving of the notice. Furthermore, the waiver need not specify the purpose of or the business transacted at the meeting.

Attendance of a Member, either in person or by proxy, at any meeting (or execution of any consent in lieu of a meeting) shall constitute a waiver of notice of the meeting except where a Member attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

GP5.4 <u>Conduct.</u> Unless a different Member is designated as chairman prior to or at the outset of any meeting by a Majority of the Members, at every meeting of the Members the Member with the greatest Interest in the Company shall serve as the chairman of the meeting and shall determine the rules and procedures for the conduct of same. The chairman shall appoint a Member or other person to act as secretary.

GP5.5 <u>Consent of Members in lieu of meeting.</u> Any action permitted to be taken by the Members may be taken without a meeting if, prior or subsequent to the action, a consent or consents thereto signed by a Majority of the Members shall be filed with the Company. Such consent need not be unanimous and shall specifically indicate thereon the dissent of any Member entitled to vote thereon.

GP6. TRANSFER OF LIMITED LIABILITY COMPANY INTEREST

GP6.1 <u>Transfers of Limited Liability Company Interests.</u> (a) No Member may Transfer, in whole or in part, with or without consideration, a Limited Liability Company Interest or any right to participate in the management of the business and the affairs of the Company without: (i) the consent of a Majority of the Members (exclusive of the transferring Member) which such consent may be granted, denied and/or conditioned in the sole and absolute discretion of each Member; and (ii) execution of such joinder and/or other agreements as may be specified in accordance with Section GP4.2

(b)   Assignment Only.   Notwithstanding any other provision of this Agreement, if a Member attempts to Transfer a Limited Liability Company Interest or any Limited Liability Company Interest is Transferred without complying with Subsection (a), the Limited Liability Company Interest so Transferred shall remain subject to all of the terms and provisions of this Agreement as if it were still owned by the transferor's obligations under this Agreement with respect to the Limited Liability Company Interest so transferred and the transferee of the Limited Liability Company Interest shall be considered only an assignee of such limited Liability Company Interest, and as such shall only be entitled to share in profits and losses, to receive distributions and to receive allocations of income, gain, loss, deduction and credit to the same extent that the transferor would have been so entitled. Under no circumstances shall any such transferee have any right to participate in the management of the business and the affairs of the Company or to require any information or account with respect to transactions of the Company. No such transferee may become a Member except as provided in Subsection (a).

GP7.   CAPITAL & CAPITAL ACCOUNTS

GP7.1 <u>Capital Accounts.</u> (a) Capital Accounts shall be established, maintained and adjusted in accordance with the provisions of §704(b) of the Code and Treasury Regulation §1.704(b) (2) (as amended or any successor thereto) and to the extent any provision of this Agreement is inconsistent with said regulations, the said regulations shall control.

(b)   Time of Credit, Debit and Adjustment. (i) All credits to a Member's Capital Account attributable to any Capital Contribution shall be made as of the date of such contribution.

(ii)   All debits to a Member's Capital Account attributable to any distribution shall be made as of the date of such distribution.

(iii)   Except as provided in Subsection (iv), all credits and debits to a Member's Capital Account resulting from allocations of Company income, gain, expenditures, loss, deduction and credit for any calendar year shall be made as of the last day of that year.

(iv)   If any Member's interest in the Company would be adjusted for any reason provided for herein (including, but not limited to, the admission of a new Member or the termination of the Limited Liability Company Interest of any Member)m all credits and debits to a Member's Capital Account resulting from allocations of Company income, gain, expenditures, loss, deduction and credit may be made, at the option of a Majority of the Members, as of the day immediately prior to the day the adjustment would occur for the portion

of that calendar year up to and including such date (or for the portion of that calendar year subsequent to any such prior allocation up to and including such date, if such an allocation had already occurred in said calendar year). The allocation made pursuant to this subsection (iv) shall be referred to as a "Mid-year Allocation"

(c)   Method of Mid-year Allocation. The Company may, at its election, allocate income, gain, expenditures, loss, deduction and credit for any period which is less than a full calendar year by means of an interim closing of the Company books or by computing the Member's pro-rata share of such income, gain, expenditures, loss, deduction and credit as would have been attributable to such Member had the Member remained a Member for the entire calendar year (or remained a Member for the entire calendar year with the same Limited Liability Company Interest as such Member had on the first day of such year), or by means of any combination of the foregoing methods. Furthermore, while all Mid-year Allocations made in any calendar year shall be made in the same manner, to the extent permitted by applicable Federal income tax laws, the Company may vary the manner in which Mid-Year Allocations are made from year to year.

(d)   Adjustments to Capital Accounts. (i) If the Company shall determine that there is a material difference between the aggregate values of the property of the Company as set forth on the books of the Company and the aggregate fair market value of such property then, at the option of the Company, the Capital Accounts of the Members shall be adjusted, immediately before any of the triggering events specified in the Subsection (ii), to reflect the fair market value of the Company property in a manner consistent with Treasury Regulation §1.704-1(b)(2)(iv)(f)(as amended or any successor thereto).

(ii)   The triggering events reference in Subsection (i) are: (A) a contribution of money and/or other property (other than a *de minimis* amount) to the Company by a new or exisiting Member as consideration for an interest in the Company; (B) in connection with the liquidation of the Company and/or the distribution of money and/or other property (other than a *de minimis* amount) by the Company to a retiring or continuing Member as consideration for an interest in the Company; (C) under generally accepted industry accounting principals provided substantially all of the property of the Company (other than money) consists of stock, securities, commodities, options, warrants, futures, or similar instruments which are readily tradable on an established securities market.

(iii)   In the event of an adjustment to Capital Accounts as provided in this Subsection (d), the Member's Capital Accounts are to be further adjusted in a manner consistent with Treasury Regulation §1.704-1(b)(2)(iv)(g) (as amended or any successor thereto).

GP7.2 <u>Return of Capital Contributions.</u> No Member shall be personally liable to any other Member for the return of any portion of the Capital Contributions of any other Member. The return of Capital Contributions shall be made solely from Company assets. No Member shall be required to pay to the Company or any other Member any deficit I the other Member's Capital Account upon dissolution or otherwise. Except as otherwise expressly provided in this Agreement, no Member shall have the right to withdraw any part of such Member's Capital Account nor demand a return of any part of such Member's Capital Contribution. No Member

shall have the right to demand the receipt of property other than cash with respect to a Limited Liability Company Interest.

GP7.3 <u>No Interest.</u> No interest shall be paid by the Company on the initial or any subsequent contributions of Capital nor upon any unwithdrawn or undistributed profits of any Member which are credited to a Member's Capital Account.

GP7.4 <u>Loans.</u> The Company may borrow funds from any Member in which event such sums shall not be considered a Capital Contribution and shall bear interest at such commercially reasonable rate as may be specified in any promissory note evidencing said loan. Any Member who shall loan funds to the Company shall be treated as a nonmember with regard to said loans.

GP7.5 <u>Capital Calls.</u> The Company may not make any capital call on any Member nor otherwise require any Member to contribute cash and/or property and/or to perform services (except to the extent such Member shall have promised to do so) without the consent of the Member.

GP8. ALLOCATIONS & DISTRIBUTIONS

GP8.1 <u>General Rules for Allocation.</u> Except as provided to the contrary in Section GP8.2 or any other provision of this Agreement, all items of Company income, gain, expense, loss, deduction and credit shall be allocated among the Members according to their Limited Liability Company Interests.

GP8.2 <u>Special Allocation Rules.</u> (a) Section 704(c) Allocation. Allocations shall be made under §704(c) of the Code (relating to elimination of the difference between the value and the basis of contributed assets) to the extent required by any valid regulation promulgated pursuant to §704(c) of the Code or otherwise as reasonably specified by a Majority of the Members.

(b)   Debts. Allocations of loss and deduction attributable to any debt which is recourse or nonrecourse, as defined in Treasury Regulation §1.752-1 (as amended or any successor thereto) shall be made to the Member(s) who bear the economic risk corresponding to such loss or deduction in a manner which is consistent with Treasury regulations §1.752-2, §1.752-3, §1.704-1 and 1.704-2 (as amended or any successor thereto).

(c)   Minimum Gain. Except to the extent provided in Treasury Regulation §1.704-2 (as amended, or any successor thereto), if there is a net decrease in "Company minimum gain", as defined in Treasury Regulation §1.704-2 (as amended or any successor thereto), during a calendar year, each Member must be allocated items of Company income and gain for that year (and any other year specified in said regulation) equal to that Member's share of the net decrease in Company minimum gain as provided in Treasury Regulation §1.704-2 (as amended or any successor thereto). The foregoing is intended to be a "minimum gain chargeback" provision as described in Treasury Regulation §1.704-2 (as amended or any successor thereto) and shall be interpreted and applied accordingly.

(d)   Qualified Income Offset. If during any calendar year of the Company any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulation §1.704-1(b)(2)(ii)(d)(4), (5) or (6) (as amended or any successor thereto), there shall be allocated to that Member items of income and gain in an amount sufficient to eliminate that Member's deficit Capital Amount balance (as defined in and to the extent required by Treasury Regulation §1.704-1(b)(2) (as amended or any successor thereto)) as quickly as possible. The foregoing is intended to be a "qualified income offset" provision as described in Treasury Regulation §1.704-(b)(2)(ii)(d) (as amended, or any successor thereto), and shall be interpreted and applied accordingly.

(e)   Allocation in the Event of Transfer. If a Limited Liability Company Interest is transferred or assigned, there shall be allocated to each Member or transferee who held (or is treated as have held) the transferred Limited Liability Company Interest during the calendar year of Transfer or assignment the product of (i) the Company's net profits or net losses allocable to such transferred interest for such year, and (ii) a fraction, the numerator of which is the number of days such Member held the transferred interest during such year and the denominator of which is the total number of days in such year; provided, however, that a Majority of the Members may allocate such net profits or losses by closing the books of the Company. Such allocation shall be made without regard to the date, amount or recipient of any distributions which may have been made with respect to such transferred interest.

(f)   Allocations in the event of Capital Account Adjustment. In the event and adjustment to Capital Accounts as provided in GP7.1(d) shall occur, then the allocations required by Treasury Regulation §1.704-1(b)(2)(iv)(f)(4) (as amended or any successor thereto) shall be made in a manner consistent with Treasury Regulation §1.704-1(b)(4) (i) (as amended or any successor thereto).

(g)   Authority of a Majority of the Members to Vary Allocations to Preserve and Protect Members' Intent. It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction and credit (or item thereof) shall be determined and allocated in accordance with this Article GP8 to the fullest extent permitted by §704(b) of the Code. In order to preserve and protect the determinations and allocations provided for in this Article GP8, a Majority of the Members may allocate income, gain, loss, deduction and credit (or item thereof) arising in any calendar year differently than otherwise provided for in this Article Gp8 if, and to the extent that, allocating income, gain, loss, deduction and credit (or item thereof) in the manner provided for in this Article Gp8 would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction and credit (or item thereof) not to be permitted by §704(b) of the Code or any Treasury Regulations promulgated thereunder. Any allocation made pursuant to this Subsection (g) shall be deemed to be a complete substitute for any allocation otherwise provided for in Article GP8 and no amendment of this Agreement shall be required.

GP8.3 Time for Allocation. All allocations of Company income, gain, expenditures, loss, deduction and credit for any calendar year shall be made as of the last day of that year. Provided, however, that if during any such calendar year there shall occur a Mid-year Allocation, the

allocations to be made pursuant to Section GP8.1 and Section GP8.2 shall be made in the same manner and at the same time(s) as each such Mid-Year Allocation.

GP8.4 <u>Ordinary Distributions.</u> Except as provided elsewhere in this Agreement, all distributions of Cash Flow, if distributed, shall be distributed to the Members according to their relative Limited Liability Company Interests. Except as provided elsewhere in this Agreement, in no event may distributions be made to any Member pursuant to this Section unless a pro-rata distribution is made to all other Members.

GP8.5 <u>Special Distributions.</u> Except as provided elsewhere in this Agreement, Special Distributions shall be made according to the following priority.

(a)   To the Members in an amount equal to their Net Capital Contributions;

(b)   To discharge the balance of the Capital Accounts of the Members (i.e, to reduce any positive accounts to zero);

(c)   To the Members in accordance with their Limited Liability Company Interests.

GP8.6 <u>Liquidating Distributions.</u> Except as provided elsewhere in this Agreement, Liquidating Distributions shall be made according to the following priority:

(a)   To pay or provide for the payment of the Company's liabilities, liquidating expenses and obligations;

(b)   To the Members in an amount equal to the Members' Net Capital Contributions;

(c)   To discharge the balance of the Capital Accounts of the Members (i.e, to reduce any positive accounts to zero)

(d)   To the Members in accordance with their Limited Liability Company Interests.

GP8.7 <u>No Preference to Distributions.</u> Except to the extent that a preference is created as a result of the order of distribution set forth in Sections GP8.5, GP8.6 or elsewhere in this Agreement, no Member shall receive preference over any other Member with regard to any distribution from the Company.

GP8.8 <u>No Right to Distribution.</u> The existence of cash or other property which may be distributed does not give a Member the right to demand distribution of same and no distributions shall be made except as deemed appropriate by a Majority of the Members.

GP9. COMPANY BOOKS & TAX MATTERS

GP9.1 <u>Books & Records.</u> (a) Method of Accounting. The Company shall keep and maintain complete and accurate books and financial records on either the cash basis or accrual basis in accordance with generally accepted accounting principles consistently applies as may be determined by a Majority of the Members, and shall set aside on its books all such proper reserves as shall be required by the method of accounting determined by a Majority of the Members.

(b)   Location of Books and Records. All books and records of the Company shall be kept and maintained at such place as may be designated by a Majority of the Members.

GP9.2 <u>Calendar Year.</u> The books and records of the Company shall be maintained on a calendar year basis.

GP9.3 <u>Tax Matters.</u> (a) Tax Elections, Except as provided in Subsection (d), all elections with respect to Federal and state income tax matters shall be made by the Majority of the Members.

(b)   Returns. The Company shall prepare or cause to be prepared and shall file on or before the due date (as same may be extended) any Federal, state and/or local tax returns required to be filed by the Company.

(c)   Tax Information. The company shall provide each Member with all information and/or forms as may be mandated by the Code and any other applicable state or local law within the time parameters specified in said Code or such other law.

(d)   Tax Matters Member. Unless a different Member is designated as such by the Majority of the Members, the "tax matters partner" for the Company as that term is used in §6231 of the Code shall be the Member with the greatest Interest in the Company. Such Member, acting as tax matters partner, may enter into an agreement with the Internal Revenue Service with respect to the tax treatment of any Company income, gain, expense, loss, deduction and credit and, to the extent permitted under the Code may expressly agree that such agreement shall bind the other Members of the Company. Any Member serving as the tax matters partner may be removed by a Majority of the Members at any time, and from time to time. Any Member serving as the tax matters partner may resign at any time.

GP10. DISSOLUTION & TERMINATION

GP10.1 <u>Causes of Dissolution.</u> The Company shall dissolve upon the occurance of any of the following events:

(a)   upon the consent of Members;

(b)   thirty(30) days after the distributions of the proceeds of a cash sale of all of the Company's assets or, if an installment sale thirty (3) days following the distribution of the installment obligation or the proceeds of the last installment payment; or

(c)   on the date specified in Section GP2.2

GP10.2 <u>Liquidation.</u> (a) Liquidation. Upon the dissolution of the Company, the Member with the greatest Interest in the company (or such other Member or trustee/agent as may be designated by the Majority of the Members) shall commence to wind up the affairs of the Company and to liquidate its assets. Said Member (or trustee/agent) shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, having due regard for the activity and condition of the relevant markets and general financial and economic conditions. During the period of the dissolution of the Company and the termination of its affairs, the business of the Company shall be continued to the extent necessary to allow an orderly winding up of the Company's business. Assets shall be liquidated as promptly as possible consistent with obtaining a fair value therefor.

GP11. EXCULPATION AND INDEMNIFICATION

GP11.1 <u>Exculpation.</u> Except in the event of gross negligence, recklessness, willful misconduct or breach of a Member's fiduciary duties or as otherwise provided in Section GP4.3, no Member shall be liable, responsible or accountable in damages or otherwise to any other Member and/or the Company for any act or omission, on behalf of the Company, performed or omitted by the Member in good faith and in a manner reasonable believed by the Member to be consistent with this Agreement.

GP11.2 <u>Indemnification by Company.</u> (a) General Rule. Except as otherwise provided in this Agreement, the Company hereby agrees to indemnify, defend and save each Member harmless from and against any loss, damage or expenditure incurred (or which would have been incurred but for the payment thereof by the Company pursuant hereto) by each Member, including, but not limited to, court costs and attorney's fees, by reason of any act or omission performed or omitted by the Member in good faith and in a manner reasonably believed by the Member to be within the scope of the authority granted to the Member by this Agreement and/or related to the issuance, sale or transfer of any interest in this Company to any Member (including, but not limited to violations of the Securities Act of 1933 and other federal and/or state security laws) and not involving gross negligence, recklessness, willful misconduct, breach of the Member's fiduciary duties and/or by reason of the Member being a Member in the Company, and such loss, damage or expenditure shall be paid or reimbursed by the Company to the extent assets are available therefor, but no Member shall have any personal liability to any other Member or to the Company on account thereof.

(b)   Limitations (i) Insurance. The obligation (s) of indemnification provided in this section GP11.2 shall not include an obligation to pay (or reimburse) any claim, cost or expense which is otherwise payable pursuant to any contract of insurance or other right of indemnification. Nothing contained herein shall be deemed to create any obligation of any nature whatsoever to any insurer and/or third party indemnitor for reimbursement, contribution or otherwise for any sums paid which would have been subject to indemnification pursuant to this Article but for this Subsection (i).

(ii)   No advance indemnification shall be made pursuant to this Section GP11.2 without the consent of a Majority of the Members.

(iii)   Fiduciaries of Employee Benefit Plans. Unless specifically authorized by a Majority of the Members, the provisions of this Section GP11.2 shall not apply to any proceeding against any trustee, investment manager or other fiduciary of an employee benefit plan in that person's capacity as such, even though that person may also be a Member.

GP12. AMENDMENT

GP12.1 <u>Agreement.</u> (a) General Rule. Except as provided in Subsection (b), this Agreement may only be amended in writing with the consent of a Majority of the Members.

(b)   No Reduction. No amendment made to this Agreement shall have the effect of reducing the Limited Liability Company Interest of any Member unless said Member shall consent to such amendment and no amendment which is adopted to permit an action which could result in the reduction of the Limited Liability Company Interest of any Member shall be valid unless said Member shall consent to such amendment. Nothing in this Subsection (b), however, shall limit the reduction of a Member's Limited Liability Company Interest as a result of the application of any other provision of this Agreement.

GP12.2 <u>Certificate.</u> Except to the extent appropriate to conform same to this Agreement (as amended) or with regard to a change of the registered office or agent of the Company in which events the Company's Certificate may be amended with the consent of a Majority of the Members, the Company's Certificate may not be modified or amended without the consent of all of the Members. A copy of any amended Certificate may, but need not, be provided to each Member.

GP13. NOTICES

GP13.1 All notices required to be given pursuant to this Agreement shall be given personally or be sent (by: hand delivery, certified mail, return receipt requested; overnight express delivery service; telegram; telex; or telecopy) to the address specified in this Agreement and/or in any applicable joinder or other agreement (or any superseding addresses specified by proper notice) with all postage or other charges of conveyance prepaid and shall be effective upon the earlier of: the actual receipt thereof; or second day (excluding weekends and Federal holidays) after the proper sending thereof.

GP14   APPLICABLE LAW & SERVICE

GP14.1 <u>Applicable Law.</u> (a) Act. The Company is established pursuant tom and its operations shall be governed by, the Act.

(b)   Federal Taxation. With regard to all matters of Federal taxation, this Agreement shall be subject to and be construed under the Code as well as the regulations promulgated thereunder and to the Act to the extent applicable.

(c) General Law. With regard to issues outside the scope of the Act, this Agreement shall be subject to and shall be construed under the laws of the State of New Jersey.

GP14.2 <u>Service.</u> Any and all service of process and any other notice in any legal action, arbitration, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be effective against any party hereto if given by any means authorized in Section GP13.1. Nothing herein contained shall be deemed to affect the right of any party to serve process in any other manner if permitted by law.

GP15 MISCELLANEOUS

GP15.1 <u>Benefit.</u> Except as herein otherwise provided, this Agreement shall inure to the benefit of and shall be binding upon all Members (including additional and substituted Members) and their respective personal representatives, heirs, successors and assigns.

GP15.2 <u>Context.</u> Reference in this Agreement to the singular shall be meant to include reference to the plural and vice versa. Reference in this Agreement to the masculine gender shall be meant to include the female and neuter and vice versa.

GP15.3 <u>Headings.</u> The headings of any Article or Section hereof are for reference purposes only and shall not in any way affect the meaning or interpretation thereof.

GP15.4 Preamble. Any preamble to this Agreement is incorporated herein by this reference. Such preamble, however, is intended to be of an interpretational nature only and is not intended to be construed as establishing any duty, obligation or right independent of those contained in an Article or Section.

GP15.5 <u>Exhibits.</u> All exhibits and schedules referenced in this Agreement are incorporated herein by this reference.

GP15.6 <u>Severability.</u> All agreements and covenants herein contained are severable. In the event that any provision of this Agreement should be held to be unenforceable, the validity and enforceability of the remaining provisions hereof shall not be affected thereby. Any court (or arbitrator) construing this Agreement is expressly granted the authority to revise any invalid or unenforceable provision hereof in order to render same enforceable.

GP15.7 <u>Waiver.</u> One or more waivers of any representation, covenant, term or condition contained herein shall not be construed as a waiver of a subsequent breach of the same representation, covenant, term or condition. The consent or approval by any Member to or of the act by any other Member or the Company requiring such consent or approval shall not be deemed to waive or render unnecessary consent to or approval of any subsequent similar act.

GP15.8 <u>Merger.</u> This Agreement (including all exhibits, schedules and other attachments hereto and all other agreements referred to herein) incorporates and embodies the entire understanding and agreement between the parties hereto with reference to the subject matter

hereof; all prior promises, representations, agreements, understandings and arrangements thereto being herein merged.

GP15.9 <u>Duplicates.</u> In the event that two or more copies of this Agreement are executed by all of the parties hereto, each executed copy shall be deemed an original, but all shall collectively constitute the same instrument.

GP15.10 <u>Counterparts.</u> In the event that two or more counterparts of this Agreement are executed all such counterparts shall collectively constitute the same instrument.

GP15.11 <u>Seal.</u> The Company shall have a seal in the form of a circle containing the name of the Company, the year of organization and such other details as may be approved by the Majority of the Members.

GP15.12 <u>Limited Liability Company Interest Certificates.</u> The Company shall have and issue certificates evidencing the ownership of Limited Liability Company Interests. They shall be in such form as may be approved by the Majority of the Members.